

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2022

Thomas Zindrick, J.D.
President and Chief Executive Officer
Genelux Corporation
2625 Townsgate Road, Suite 230
Westlake Village, California 91361

> **Re: Genelux Corporation**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 20, 2022**
> **CIK No. 0001231457**

Dear Mr. Zindrick:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Business
Ovarian Cancer Program, page 119

1. We note your revised disclosure in response to previous comment 1 and reissue the comment. Please disclose the material assumptions underlying the projections presented in this section. For example, please disclose any material assumptions regarding your projected market share and the annual cost of Olvi-Vec treatment.

Business
License Agreement with Newsoara, page 136

2. We refer to your disclosure that under the License Agreement with Newsoara BioPharma

Co. Ltd., Newsoara is obligated to pay you royalties on net sales of the licensed products in the "mid-single-digit to mid-double-digit percentage range." Please clarify the size of this royalty range within ten percentage points. Additionally, please disclose the length of the royalty term or terms under this agreement.

Business
License Agreement with ELIAS, page 144

3.   We refer to your disclosure that under the License Agreement with ELIAS Animal Health LLC, ELIAS is obligated to pay you royalties in the "mid to single-digit percentage range" on net sales of the licensed products. Please clarify this royalty range within ten percentage points. Additionally, please disclose the length of the royalty term or terms under this agreement.

Report of Independent Registered Accounting Firm, page F-2

4.   Please obtain a revised opinion from your independent accountant which includes the day of the month the opinion was signed, and include it in an amendment to your filing.

Audited Financial Statements
Notes to the Financial Statements
Note 12 - License Agreements, page F-18

5.   We note that the Company has delayed recognition of the cash received under the contracts until all required performance obligations have been completed. Since the deferred revenue balance is classified as a current liability, please disclose, if true, that you expect to recognize the revenue over the next 12 months. Refer to ASC 606-10-50-13.

6.   For the agreement with ELIAS, your disclosure states that "the Company performed an analysis of revenue recognition in accordance with guidance of ASC 606 and determined that since the Company did not complete obligation 3) above prior to December 31, 2021, that revenue recognition would be recognized at such time as the Company met that performance obligation." However, for the ELIAS agreement there are only two performance obligations identified on page F-19. Please revise or clarify.

7.   Please revise your disclosure in the body of the prospectus to explain if there are any circumstances under the Newsoara License Agreement whereby the Company would be required to remit or repay the $9.9 million received that has been recorded as deferred revenue.

You may contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Amy Hallman Rice, Esq.